

Helping People Move On with Their Lives

Best practice methodology used to assess BlissDivorce market potential

- Online survey conducted April 23 – May 3, 2020

- Sample of 265 people planning to divorce or recently divorced
  - 90% confidence +/-5%

- **Concept Test methodology**
  - BlissDivorce concept used to model → information consumers would receive before making purchase decision
  - Highly predictive of in-market success
    - Used by virtually all major consumer and tech companies to predict in-market success of new products (more accurate than test markets)

BlissDivorce Concept

Reach a Divorce Agreement Without Attorneys

The best way for two people to reach an agreement is to work it out between themselves. But this can be hard to do in a divorce, so spouses end up hiring attorneys. Now there's a better approach.

Introducing **BlissDivorce.com**. It guides you step-by-step through a personalized divorce process, so you can reach an agreement and **move on with your life without the time, cost and frustration of attorneys**.



- Work together or individually – You get separate logins, so you and your spouse can work together if you want, or can work independently if you're not getting along.



- Personalized, guided process – You only go through the modules necessary for your situation, and get tips and information at every step. It takes less than one third the time of working with attorneys.

- Work out disagreements – The system tracks areas of agreement and disagreement. Then our proven *Resolution Tools* help you resolve disputes without direct interaction between you and your spouse. If one or two issues remain at the end, a live BlissDivorce Virtual Mediator will help you work them out.

- Help available – U.S.-based Customer Support Coaches are available to help with the process. You can also click to "Ask an Attorney" at any time and have an optional attorney review of your final agreement (additional fees apply).

- All paperwork needed for a legal divorce is generated, securely signed and filed with the court electronically.

- 100% guaranteed – If you work out an agreement you like better with an attorney, you'll get a full refund.

Consumers expressed exceptionally strong interest in using BlissDivorce

- Respondents asked intent to use BlissDivorce on five-point scale

  - Key Concept Test metric in predicting success or failure in-market

- Exceptional scores:

  - Almost half of consumers Definitely Would Use BlissDivorce (Top Box score)

  - More than 80% Definitely or Probably Use the product (Top 2 Box score)

  - Top 20% ranking vs. 50+ previous fintech/ legaltech concepts (highest possible ranking)

- Strong likelihood of in-market success

  - Concept Potential Index of 130 indicates very high in-market potential (115 = high likelihood of success)

Definitely Would Use (Top Box)	**48%**
Probably Would Use	35%
Definitely + Probably Would Use (Top 2 Box)	**83%**
Bottom 3 Box	17%
Rank vs. Similar Concepts	**Top 20%** (highest rank)
Concept Potential Index (CPI)	**130** 115+ = high likelihood of success

Not dealing with attorneys, cost savings and ease of use were primary drivers of interest

- Word Cloud based on verbatim reasons for interest in BlissDivorce (N = 220)


Meets my needs
Efficient
Convenience
Lower cost
Less frustration
Amazing
Easier process
Relaxed
Cheaper
Personalized
Quicker
Less expensive
Less conflict
Faster
Systematic
No attorneys
Advice
Mediation
Cheap
Trustworthy
Saves time
Amicable
Easier
Logical
Tailored
Useful
Good
Avoid headaches
Unique
Excellent
Peaceful
Great
Affordable
Individual
Mediator
Guidance
Safe
Effective
Secure
Trust
Fair
Resolve disputes
Quick
Easy
Interesting
Reach agreement
New
Online
Helpful
Private
Better
Simple
Quality
Smoother
Help if need it
Less stressful
Avoid court
Individually
Saves money
Practical
Less hassle
Innovative
Streamlined
High-quality
Reasonable
Less stress
Convenient
Paperwork you need
Information
Simple process
Less messy
Faster process
No lawyers
Don't Have to Deal w/ Spouse
Walks you through steps

Not dealing with attorneys, cost savings and ease of use were primary drivers of interest (cont'd)

- Examples of verbatim reasons for interest

"It seems like it would make the divorce process so much easier."

"You don't have to deal with your spouse in person or travel back and forth to the lawyer office."

"I prefer to do most things online."

"It saves me time, frustration and the use of an attorney."

"It is more convenient to use, and the cost is also cheaper than hiring a lawyer."

"Is personalized and helps me to resolve disputes without the need of talking to my spouse."

"Because it's easier than hiring an attorney. Simple steps that help walk you through it."

"When I was getting divorced, this is something I could've really used. My ex and I were not on good terms, and my divorce took way too long the traditional way...I think it would've saved me a lot in attorneys fees, too."

BlissDivorce was seen as believable, unique and fulfilling consumer needs

- These are key diagnostic measures that help explain strong/weak concept performance
  - All scores in top 20% vs. previous fintech/legaltech concepts (top ranking)

	Top Box	Top 2 Box	Rank vs. Similar Concepts
Believability	45%	90%	Top 20%
Uniqueness	46%	85%	Top 20%
Need Fullment	42%	79%	Top 20%

Strong Willingness to Pay

- Only modest drop off in usage interest from $1,500 to $5,000

- Strong increase in revenue as price increases indicates low price elasticity

- However, CPI drops below 115 success benchmark at $3,750
  - Probably best to keep price below ~$3,500 to maximize likelihood of success

	$1,500	$3,750	$5,000
Definitely Would Use	**42%**	**42%**	**41%**
Def & Probably Would Use	76%	70%	68%
Revenue Per 100 Prospects	$18,750	$47,301	$61,364
CPI	117	114	112

BlissDivorce Clearly Strongest Name

- Performed strongest across all metrics

	BlissDivorce.com (A)	% of Respondents Who Ranked in Top 2				
		TrueDivorce.com (B)	OurDivorce.com (C)	DivorceUs.Com (D)	DirectDivorce.com (E)	SplitVirtually.com (F)
Interest in using website	61%	26%	26%	27%	37%	26%
Liking	56%	31%	28%	27%	38%	22%
Memorability	53%	26%	28%	31%	33%	31%

Guarantee and Personalized Process Most Important Features

- 11 features tested to assess importance for purchase interest

- Guarantee and Personalized Process seen as most important features
  - Separate Logins and Dispute Resolution almost as important
  - Support functions (Customer Support, Ask and Attorney, Attorney Review) seen as least important

	Short Name	% Ranking Very Important	Significantly Different vs.*	Full Description (from research questionnaire)
K	**Guarantee**	73%	CDEFGHIJ	100% Money Back Guarantee – If you work out an agreement you like better with an attorney, you'll get a full refund.
B	**Personalized Process**	73%	CDEFGHIJ	Personalized process guides you step-by-step through your divorce
A	**Separate Logins**	67%	HIJ	Separate logins so you can decide whether to work together with your spouse or each go through on your own
F	**Dispute Resolution**	65%	hIJ	Resolution Tools resolve disagreements between you and your spouse without the need for attorneys
G	**Virtual Mediator**	63%	iJ	A live Virtual Mediator will help you work out the final one or two issues if they remain after using Resolution Tools
D	**Mobile-Friendly**	62%	J	Mobile-friendly
E	**Import Function**	62%	J	Import function lets you easily import financial data that is required for disclosures, like bank accounts, investment accounts, credit cards, car loans, etc.
C	**Tips & Info**	61%	J	Tips and information at every step
H	**Customer Support**	58%	j	U.S.-based Customer Support Coaches available by phone to help with the process
I	**Ask An Attorney**	55%		"Ask an Attorney" feature lets you talk to an attorney at any time during the process ($50 per 15 min)
J	**Attorney Review**	50%		Optional attorney review of your final agreement (additional $500)

*Capital letter = Significant difference at 95% confidence. Lower case letter = Significant difference at 90% confidence.

Significant Interest in Post-Divorce Subscription

- Respondents asked interest in post-divorce subscription:
  - Secure storage of divorce documents (protected with advanced encryption)
  - Co-parenting app – Keep track of shared parenting schedule and communicate with ex-spouse without calls or texts
  - Modifications to divorce agreement
  - Prenuptial agreement for future marriage
  - Access an online community of other divorced people
  - $9.99 per month

- 36% definitely would subscribe

Definitely Would Subscribe (Top Box)	36%
Probably Would Subscribe	35%
Definitely + Probably Would Subscribe (Top 2 Box)	70%

Optimal target defined by age, household income and children in the household

- Highest interest among:
  - Adults 25-54
  - HHI $75K - $250K
  - One or more children in the household

	Age			Household Income (HHI)				Children In Household	
	25-39	**40-59**	**60+**	**$50-74K**	**$75K-99K**	**$100K-$149K**	**$150K-$200K**	**No Kids**	**Kids**
DWU	54%	40%	**29%**	**30%**	**54%**	**52%**	**67%**	41%	51%
PWU	34%	40%	**0%**	45%	30%	35%	23%	29%	37%
T2B	88%	79%	**29%**	75%	84%	87%	90%	70%	88%
Priced T2B	78%	58%	**43%**	**54%**	70%	80%	77%	**54%**	**75%**

Additional Analysis

- Men have higher intent to use than women, but both are important targets

- Age sub-analysis shows diminishing returns at ~55+

- Additional factors analyzed:
  - Homeownership – Homeowners have higher usage interest, but renters also have solid interest. In addition, strong correlation b/w homeownership & income
  - Assets and debts – Usage interested stronger at lower levels, but not enough to warrant soecial targeting

Thank you!

Contact:

Scott@BlissDivorce.com